EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600

June 13, 2025

AVINO RENEWS ATM EQUITY PROGRAM

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE; “Avino” or the “Company”) announces that it has filed a prospectus supplement dated June 13, 2025 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 26, 2025 (the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, with the exception of Québec, pursuant to which the Company may, at its discretion and from time to time, distribute common shares (the “Offered Shares”) pursuant to a sales agreement dated June 13, 2023 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Designated Agent”), H.C. Wainwright & Co. LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners (collectively, with the Designated Agent, the “Agents”), as agents or as principals, for the distribution of the Offered Shares in the United States (the “ATM Offering”) up to the aggregate sales amount of US$40 million (the “Maximum Amount”). A corresponding prospectus supplement has been filed with the United States Securities and Exchange Commission (the “SEC”).

“We have re-established the ATM Offering after the previous offering expired in May 2025, and it will be used strategically as an additional source of financial flexibility if required, subject to regulatory requirements,” said David Wolfin, Avino’s President and CEO.

The ATM Offering is being made in the United States under the terms of a registration statement on Form F-10, as amended and filed with, and declared effective on May 28, 2025, by the SEC in the United States, and the Shelf Prospectus and Prospectus Supplement filed in each province and territory of Canada, except Quebec; the Registration Statement, Shelf Prospectus and Prospectus Supplement being collectively, the “Prospectus”). Prospective investors should read the Prospectus (including the documents incorporated by reference therein) for more complete information about the Company and the ATM Offering, including the risks associated with investing in the Company and disclosure with respect to the proposed use of proceeds of the ATM Offering.

The sales of the Offered Shares, if any, will be made directly on the NYSE American, or any other trading market for the Offered Shares in the United States or outside of Canada as otherwise agreed between the Agents and the Company, and will be deemed sales of Offered Shares under the Prospectus in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions and Rule 415 of the Securities Act of 1933, as amended. The Offered Shares, if any, will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary between purchasers and during the period of distribution. The ATM Offering will be effective until the earlier of (i) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Offering reaches the Maximum Amount, (ii) the receipt for the Shelf Prospectus ceasing to be effective in accordance with applicable securities laws, and (iii) the termination of the Sales Agreement in accordance with its terms. The Company has agreed to pay the Agents a cash commission up to 3.0% of the gross proceeds of the Offering. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. There is no certainty that any Offered Shares will be offered or sold under the ATM Offering.

June 13, 2025 - Avino Silver & Gold Mines Ltd. – News Release

AVINO RENEWS ATM SALES AGREEMENT

Copies of the Shelf Prospectus, Prospectus Supplement and Registration Statement may be obtained on request without charge from: (i) the Company at Suite 900-570 Granville St., Vancouver, British Columbia, V6C 3P1, Canada, telephone (604) 682-3701; or (ii) Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, by email at prospectus@cantor.com. You may also obtain these documents free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Toronto Stock Exchange has conditionally approved the listing of the Offered Shares that may be sold under the ATM Offering. The Company intends to rely on the exemption in section 602.1 of the TSX Company Manual in respect of the ATM Offering as an “Eligible Interlisted Issuer” (as such term is defined in the TSX Company Manual).

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the distribution of Offered Shares, if any, under the ATM Offering and the benefits associated therewith and the use of net proceeds, if any, of the ATM Offering. expected operations at the Company’s mineral properties. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com